SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
 Specialized Disclosure Report

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Julie Parent, T: 514-848-8519
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rio Tinto plc and Rio Tinto Limited (hereafter “Rio Tinto”, “Group”, “we”, “us” or “our”) are complying with Rule 13p-1 under the Securities Act of 1934 (“Rule”) for the reporting period from January 1 to December 31, 2015. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore.

Rio Tinto undertook an assessment of all of Rio Tinto’s products and identified subsidiaries of Rio Tinto that are within the scope of the Rule: Kennecott Utah Copper LLC (“Kennecott”); Rio Tinto Fer et Titane inc. (“RTFT”) and QMP Metal Powders (Suzhou) Ltd. (“QMP”); E.C.L. (“ECL”); and RTA Alesa AG (“Alesa”). Information about each of these subsidiaries and former subsidiaries and the Reasonable Country of Origin Inquiry (“RCOI”) is summarized below and in Exhibit 1.01 hereto.

Kennecott
Kennecott is based in the United States of America and produces gold bars. Kennecott performed a RCOI and determined that gold used in Kennecott’s products did not originate in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). Kennecott received the Responsible Jewellery Council (“RJC”) Chain of Custody Certification (C0000 0007), which ensures that the gold used in their products is responsibly sourced and does not support conflict in a Covered Country, as defined by the Rule. Kennecott is listed on the Electronics Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSi”) Conflict Free Gold Refiners List (CID000969) as compliant with the relevant EICC-GeSI relevant Conflict-Free Smelter Program assessment protocol. Additionally, Kennecott is in conformance with London Bullion Market Association (“LBMA”) Responsible Gold Guidance which is required for Good Delivery status.

RTFT and QMP
RTFT and QMP manufacture iron and steel powders at their respective sites: Sorel-Tracy in Quebec, Canada for RTFT and Suzhou in China for QMP. Both sites produce certain metal powders that include a bronze additive which contains tin. Both RTFT and QMP source the bronze additive from a single supplier who has confirmed that the tin does not come from any of the Covered Countries, as defined by the Rule.

ECL and Alesa
ECL and Alesa manufactured or contracted to manufacture, machinery used primarily in aluminium smelters. They were divested on 9 July 2015 and 24 November 2015, respectively. Any data in this report is reflective of information gathered prior to the respective dates of the divestment.

As set forth in Exhibit 1.01 hereto, Rio Tinto undertook a RCOI and supplier due diligence that employed a combination of measures to determine whether the necessary tin, tungsten, tantalum and/or gold (“3TG”) in ECL and Alesa’s products originated from the Covered Countries. In accordance with the Rule, Rio Tinto has concluded in good faith that until the respective dates of divestment:

a)	Rio Tinto has manufactured or contracted to manufacture products as to which 3TGs are necessary to the functionality or production of such products.
b)

Based on a RCOI, Rio Tinto believes or has reason to believe that a portion of its necessary 3TGs originated or may have originated in a Covered Country and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

Rio Tinto engaged a third-party service provider, Assent Compliance (“3PSP”), to develop and implement the RCOI undertaken by ECL and Alesa, primarily using the conflict minerals reporting template (“CMRT”) to query suppliers. The survey employed the CMRT which was developed by the EICC-GeSI and The Global e-Sustainability Initiative. The CMRT facilitated general disclosures and information regarding smelters that provide materials to the supplier. It includes questions regarding the supplier’s conflict-free minerals policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier.

ECL and Alesa upgraded their RCOI scoping process by generating a new supplier list for 2015 up to respective dates of divestment. This list was then filtered to remove:

  Service providers/suppliers;

  Indirect materials suppliers; and

  Inactive suppliers (minimum 1 year since last purchase).

Once the filtering was completed, the list of relevant suppliers for ECL and Alesa was added to the list of suppliers in scope for the RCOI for the Form SD for year ended 2014. 3PSP then conducted the supplier survey portion of the RCOI using the CMRT form as the data exchange standard. During the survey, suppliers were contacted by 3PSP via a platform that enables its users to complete and track supplier communications and allows suppliers to upload completed CMRT forms directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted several times by 3PSP up to the respective dates of divestment of ECL and Alesa. Escalation by Rio Tinto of non-responsive suppliers was not conducted this year due to ECL and Alesa being divested.

Training and advice on the completion of the CMRT form was provided to suppliers. Educational materials were available via a supplier resource center and 3PSP support to assist suppliers.

Based on the smelter or refiner lists provided by the suppliers, we were aware that there were certified conflict free smelters or refiners that sourced from the Democratic Republic of the Congo (“DRC”) in our supply chain. Certain suppliers were unable to provide the smelters or refiners details. Consequently, the Company was unable to conclude that all products supplied to us were DRC conflict free. In accordance with Rule, the Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (“CMR”) were posted on Rio Tinto’s web site at http://www.riotinto.com/ourcommitment/conflict-minerals-16871.aspx .

Item 1.02 Exhibit
Rio Tinto has included its CMR as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit 1.01 – CMR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

/s/ Eleanor Evans		/s/ Eleanor Evans
Name	Eleanor Evans	Name	Eleanor Evans
Title	Company Secretary	Title	Joint Company Secretary

Date	27 May 2016	Date	27 May 2016

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